SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 oblibations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Reed, Frank E. (Last) (First) (Middle) 716 West Mount Airy Avenue (Street) Philadelphia, PA 19119 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol ALLTEL Corporation AT 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) April 2000 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock				8,900	D
Common Stock				440	I	By Managed Account
Common Stock				2,000	I	By Spouse
Common Stock				1,000	I	By Trust

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Reed, Frank E. - April 2000
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Non-Qualified Stock Option	$65.1250	04/20/2000	A |	(A) 6,500	(1) | 04/20/2010	Common Stock - 6,500		6,500	D
Non-Qualified Stock Option	$31.6800					Common Stock - 0		6,660	D
Non-Qualified Stock Option	$46.0000					Common Stock - 0		10,000	D
Non-Qualified Stock Option	$70.7500					Common Stock - 0		5,500	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ __________________ ** Signature of Reporting Person Date Frank E. Reed Page 2 SEC 1474 (3-99)

Reed, Frank E. - April 2000
Form 4 (continued)
FOOTNOTE Descriptions for ALLTEL Corporation AT

Form 4 - April 2000

Frank E. Reed
716 West Mount Airy Avenue

Philadelphia, PA 19119
Explanation of responses:

 (1)   These options were granted under a stock option plan qualifying under Rule 16b-3(d), and become exercisable on the earliest of (i) the day immediately preceding the date of the first issuer annual meeting of stockholders following the effective date of the grant of the option, (ii) the date of the death of the reporting person, (iii) the date of the disability of the reporting person, or (iv) the date a change in control of issuer is deemed to have occurred.

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